SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  T                            Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                                 No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

1.	an announcement on resolutions passed at the eighteenth meeting of the third session of the board of directors of China Petroleum & Chemical Corporation (the “Registrant”), and

2.	an announcement on connected transactions of the Registrant,

each issued by the Registrant on December 28, 2007.

Document 1

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 0386)

Announcement on Resolutions Passed at the Eighteenth Meeting of the Third Session of the Board of Directors

(Overseas Regulatory Announcement)

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

The notice of convening the 18th meeting of the Third Session (the "Meeting") of the Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") was issued in writing on 18 December 2007. The Meeting was convened by way of written resolutions on 28 December 2007.  Eleven directors (including three independent directors) attended the Meeting. The convening of the meeting complies with the relevant provision of the PRC laws and regulations and the Articles of Association of Sinopec Corp.  The directors who signed the written resolutions (including the non-executive independent directors) voted and approved the following resolutions:

1.
The Proposal Concerning the Acquisition of the Five Oil Refinery Enterprises and the Operation Rights of 63 Gas Stations from Sinopec Group Company (the "Acquisition") was approved (Please refer to the announcement on connected transaction published on the same date for details).

(a)
Sinopec Corp. will acquire from China Petrochemical Corporation ("Sinopec Group Company") its (i) 100% state-owned equity interest in Sinopec Hangzhou Oil Refinery Plant; (ii) 59.47% state-owned equity in Yangzhou Petrochemical Plant; and (iii) 75% interest under the joint venture contract of Zhangjiang Dongxing Petrochemical Company Limited. Mr. Wang Tianpu, director and president of Sinopec Corp. was authorised to execute the agreements in relation to the Acquisition.

(b)
The wholly owned subsidiary of Sinopec Corp., Sinopec Yangzi Petrochemical Company Limited will acquire from Sinopec Group Company its (i) 100% state-owned equity interest in Jiangsu Taizhou Petrochemical Plant; (ii) 100% state-owned shareholding in Sinopec Qingjiang Petrochemical Company Limited.

(c)	Sinopec Corp. will acquire from Sinopec Sales & Industrial Company, the wholly owned subsidiary of Sinopec Group Company, its legal rights for operating 63 gas stations and service centers.
2.	The Proposal Concerning the Amendments of the Internal Control Manual was approved;

3.	The Working Rules of Independent Directors of Sinopec Corp. was approved;

4.	The Rectification Report on Corporate Governance of Sinopec Corp. was approved.

In relation to the Acquisition, as two of the directors of Sinopec Corp., Mr. Su Shulin and Mr. Zhouyuan hold certain positions in Sinopec Group Company, they abstained from voting on the Acquisition at the Meeting. The independent directors of Sinopec Corp. expressed their views on the Acquisition independently. Except for the two directors abstained from voting, all directors of the Company (including the independent directors) are of the view that the Acquisition was conducted on normal commercial terms in the ordinary course of business of Sinopec Corp., and the terms of the agreements in relation to the Acquisition are fair and reasonable to Sinopec Corp. and its shareholders as a whole. No circumstances detrimental to the interests of Sinopec Corp. or its independent shareholders are found.

By Order of the Board
China Petroleum &Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC, 28 December 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*,Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

Document 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

CONNECTED TRANSACTIONS

The Board announces that on 28 December 2007, Sinopec Corp. and Sinopec Group Company entered into three Equity Transfer Agreements, pursuant to which Sinopec Corp. will acquire from Sinopec Group Company its (i) 100% state-owned equity interest in Hangzhou Oil Refinery; (ii) 59.47% state-owned equity interest in Yangzhou Petrochemical; and (iii) 75% equity interest in Zhangjiang Dongxing.

The Board announces that on 28 December 2007, Sinopec Yangzi Petrochemical, a subsidiary wholly owned by Sinopec Corp., entered into two Equity Transfer Agreements with Sinopec Group Company, pursuant to which Sinopec Yangzi Petrochemical will acquire from Sinopec Group Company its (i) 100% state-owned equity interest in Taizhou Petrochemical; (ii) 100% state-owned shareholding in Qingjiang Petrochemical.

The Board also announces that on 28 December 2007, Sinopec Corp. and Sinopec Sales & Industrial Company, a wholly owned subsidiary of Sinopec Group Company, entered into the Agreement on Transfer of Operation Rights, pursuant to which Sinopec Corp will acquire the operation rights from Sinopec Sales & Industrial Company for operating of the Gas Stations.

The total consideration for the Acquisition is RMB3,659.79 million (approximately HK$3,879.38million), Sinopec Corp. and Sinopec Yangzi Petrochemical will use their own internal resources to pay the consideration.

Sinopec Group Company is the controlling shareholder of Sinopec Corp. (holding 75.84% of the issued share capital of Sinopec Corp.), and Sinopec Yangzi Petrochemical is a subsidiary wholly owned by Sinopec Corp. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Group Company (and its subsidiary) are connected persons to Sinopec Corp. (and its subsidiary). Accordingly, the Acquisition constitutes a connected transaction of Sinopec Corp. As each of the percentage ratio(s) (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Acquisition is less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempted from the independent shareholders' approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

I	SUMMARY OF KEY INFORMATION

(1)	Transaction Details

The 18th Meeting of the Third Session of the Board was held on 28 December 2007, at which the "Proposal Concerning the Acquisition of the Five Oil Refinery Enterprises and the Operation Rights of 63 Gas Stations from Sinopec Group Company" was considered and approved. According to the above proposal, Sinopec Corp. and Sinopec Yangzi Petrochemical will acquire the equity interest in the Five Oil Refinery Enterprises from Sinopec Group Company and the operation rights of the Gas Stations owned by Sinopec Sales & Industrial Company.

The total preliminary appraised value of the net assets of the Target Assets is RMB3,659.79 million (approximately HK$3,879.38million) as at the Valuation Date, being 30 September 2007. Sinopec Corp. and Sinopec Group Company

agreed that (i) the consideration for the acquisition of the equity interests held by Sinopec Group Company in Hangzhou Oil Refinery, Yangzhou Petrochemical, and Zhangjiang Dongxing under the three Equity Transfer Agreements is RMB1,559.80 million (approximately HK$1,653.39 million); (ii) the consideration for the acquisition of the operation rights held by Sinopec Group Company in the Gas Stations under the "Agreement on Transfer of Operation Rights" is RMB835.59 million (approximately HK$885.73 million). Also, Sinopec Yangzi Petrochemical and Sinopec Group Company agreed that the consideration for the acquisition of the equity interests held by Sinopec Group Company in Taizhou Petrochemical and Qingjiang Petrochemical is  RMB1,264.41 million (approximately HK$1,340.27 million). Accordingly, the total consideration for the Acquisition is RMB3,659.79 million (approximately HK$3,879.38million).

The Board has considered and approved (i) the three Equity Transfer Agreements entered into between Sinopec Corp. and Sinopec Group Company, (ii) the two Equity Transfer Agreements entered into between Sinopec Yangzi Petrochemical and Sinopec Group Company, and (iii) the "Agreement on Transfer of Operation Rights" entered into between Sinopec Corp. and Sinopec Sales & Industrial Company, dated 28 December 2007, respectively.

(2)	Connected persons abstained from voting

The Sinopec Group Company holds 75.84% of the issued share capital of Sinopec Corp., thus a connected person under the Shanghai Listing Rules and the Hong Kong Listing Rules. Sinopec Yangzi Petrochemical is a subsidiary wholly owned by Sinopec Corp. The Target Assets proposed to be acquired by Sinopec Corp. and Sinopec Yangzi Petrochemical are owned by Sinopec Group Company and Sinopec Sales & Industrial Company. Accordingly, the Acquisition constitutes a connected transaction between Sinopec Corp. and Sinopec Group Company.

All the directors of Sinopec Corp. (including the independent directors) have approved the Acquisition and are of the view that the terms of the Acquisition were based on normal commercial terms and the Acquisition is part of the ordinary course of business of Sinopec Corp. The consideration for the Acquisition and the terms of the Equity Transfer Agreements and the Agreement on Transfer of Operation Rights are fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.  Two directors of Sinopec Corp., Mr. Su Shulin and Mr. Zhou Yuan, being connected directors by virtue of their directorships in Sinopec Group Company, abstained from voting at the Board meeting at which the proposed Acquisition was considered and voted.

(3)	Effects on Sinopec Corp.

The Five Oil Refinery Enterprises, with total refining capacity of 8 million tonnes per year, have accumulated extensive experiences in the industry of crude oil refining and petroleum and chemical production over the past decades. The acquisition of the operation rights of the Gas Stations will rationalise Sinopec Corp.'s marketing of its petroleum products, facilitate the expansion of Sinopec Corp.'s refined oil retail network and enhance its refined oil sales capability.

Through the Acquisition:

•
Sinopec Corp. will further characterise its principal businesses, expand the scale of its business production, and improve the competitiveness in its core business and its sustainable development capability.

•	Sinopec Corp. will be able to reduce the number of connected transactions with its parent company.

•	the synergy of production, operation, management and sales between Sinopec Corp. and the Target Companies will be achieved.

(4)	Issues that Require the Attention of Investors

1.	All the financial data relating to the Acquisition, including the balance sheets and the income statements below were prepared in accordance with the PRC

Accounting Rules and Regulations.

2.
The Acquisition requires the approval of SASAC concerning the grant of exemption from performing the procedures for the public trading of property rights. The Assets Valuation Reports in respect of the acquisition of the Target Companies will also be required to be filed with the SASAC. The agreements for transfer of the state-owned assets are subject to the approval of the SASAC. The transfer of the equity interests in Zhanjiang Dongxing is subject to the approval of the competent PRC authorities. In addition, the Acquisition will only be completed after the condition precedents set out in the relevant agreements have been satisfied.

3.
The five Equity Transfer Agreements and the Agreement on Transfer of Operation Rights are independent of each other. If any of the said agreements is not effective, the remaining agreements will not be affected.

II	SUMMARY OF THE CONNECTED TRANSACTION

1.	Main Contents of the Connected Transaction

(1) Target Companies

On 28 December 2007, Sinopec Corp. entered into three Equity Transfer Agreements with Sinopec Group Company in Beijing, under which it was agreed that Sinopec Corp. will acquire from Sinopec Group Company its (i) 100% state-owned equity interest in Hangzhou Oil Refinery; (ii) 59.47% state-owned equity interest in Yangzhou Petrochemical; and (iii) 75% equity interest in Zhangjiang Dongxing.

On 28 December 2007, Sinopec Yangzi Petrochemical entered into two Equity Transfer Agreements with Sinopec Group Company in Beijing, under which it was agreed that Sinopec Yangzi Petrochemical will acquire from Sinopec Group Company its (i) 100% state-owned equity interest in Taizhou Petrochemical; (ii) 100% state-owned shareholding in Qingjiang Petrochemical.

Upon completion of the Acquisition, Sinopec Corp. will hold 100% state-owned equity interest in Hangzhou Oil Refinery after its share reform, 59.47% state-owned equity interest in Yangzhou Petrochemical after its share reform and 75% equity interest in Zhanjiang Dongxing. Sinopec Yangzi Petrochemical will hold 100% state-owned equity interest in Taizhou Petrochemical after its share reform and 100% state-owned shareholding in Qingjiang Petrochemical, respectively.

(2) The Operation Rights in relation to the Gas Stations

On 28 December 2007, Sinopec Corp. and Sinopec Sales & Industrial Company entered into an Agreement on Transfer of Operation Rights, pursuant to which Sinopec Sales & Industrial Company will transfer to Sinopec Corp. its legal rights for operating 10 highway service centers, 49 highway service centers and gas stations and 4 gas stations situated at the exits and entries of highways.

The shareholding structure prior to the Acquisition

The shareholding structure immediately after the Acquisition

2.	Connected Relationship

The Target Assets to be acquired by Sinopec Corp. and Sinopec Yangzi Petrochemical were owned by Sinopec Group Company. Sinopec Group Company is the controlling shareholder of Sinopec Corp. (holding 75.84% of the issued share capital of Sinopec Corp.). Sinopec Yangzi Petrochemical is the wholly owned subsidiary of Sinopec Corp. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Group Company (and its subsidiaries) are connected persons to Sinopec Corp., therefore, the Acquisition constitutes a connected transaction of Sinopec Corp.

3.	Information on the Review and Approval of the Acquisition

The Acquisition was considered and approved at the 18th meeting of the Third Session of the Board.  The Board considered and reviewed the Acquisition, and the independent directors provide their independent opinions in relation to the Acquisition at the meeting as set out in Part VIII herein under the heading "Opinion of the Independent Directors".  All the connected directors abstained from the reviewing and the voting while all the non-connected directors, including the independent directors, approved the Acquisition unanimously.

Given that the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Acquisition are below 2.5%, the Acquisition is not subject to the approval of the independent shareholders of Sinopec Corp.

4.	Approval to be obtained and other Issues

The Acquisition requires the approval of SASAC concerning the grant of exemption from completing the procedures for the public trading of property rights. The Assets Valuation Reports in respect of the acquisition of the Target Companies will also be required to be filed with the SASAC. The transfer of the state-owned assets is subject to the approval of the SASAC. The transfer of equity interests in Zhanjiang Dongxing is subject to the approval of the competent PRC authorities. In addition, the Acquisition will only be completed after the satisfaction of the condition precedents set out in the relevant agreements of the Acquisition.

III	INFORMATION OF THE PARTIES OF THE ACQUISITION

1.	Information on Sinopec Corp.

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and it is the first PRC company publicly listed on the stock exchanges of Hong Kong, Shanghai, New York and London.  The principal operations of Sinopec Corp. and its subsidiaries include:

(1)	Exploring for and developing, producing and trading of crude oil and natural gas;

(2)	Processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing of refined oil products; and

(3)	Producing, distributing and trading of chemical products.

2.	Information on Sinopec Yangzi Petrochemical

Sinopec Yangzi Petrochemical is a subsidiary wholly owned by Sinopec Corp. It was established in 2006 and has a registered capital of RMB 2,330,596,654. In 2007, Sinopec Yangzi Petrochemical acquired Sinopec Yangzi Petrochemical Joint Stock Company Limited.

Sinopec Yangzi Petrochemical is principally engaged in the business of refining oil, production and sales of derivatives of hydrocarbons. It has 43 sets of large-scale petrochemical production equipment, including crude oil refining production lines with an annual capacity of 8 million tonnes, ethylene production lines with an annual capacity of 650,000 tons and aromatic hydrocarbon production lines with an annual capacity of 1,400,000 tons. Its products include polyolefin, polyester, rubber, basic organic chemical materials, and refined oil of more than 7 million tonnes a year, and are extensively applied in light industry, textile, electronics, food, vehicle, aviation as well as agriculture. Its annual turnover amounts to more than RMB 40,000,000,000.

3	Information on Sinopec Group Company

Sinopec Group Company was established in July 1998, it is an authorised investment organisation with a registered capital of RMB 130.6 billion. The controlling shareholder of Sinopec Group Company is the state. Upon reorganization in 2000, Sinopec Group Company transferred its principal petrochemical business to Sinopec Corp., while Sinopec Group Company continues to operate the remaining petrochemical facilities and small-scale oil refinery plants. In addition, Sinopec Group Company also provides services relating to well-drilling, well-measuring, under-well operation, manufacturing and maintenance of production equipment, construction of engineering and public utility projects such as water, electricity, and social services.  By the end of 2006, the total asset of Sinopec Group Company amounted to RMB370.89 billion, and the shareholders' equity amounted to RMB 301.23 billion. Its net profits amounted to RMB 29.52 billion in 2006.

4.	Information on Sinopec Sales & Industrial Company

Sinopec Sales & Industrial Company was established in 2002. It is a subsidiary wholly owned by Sinopec Group Company. In 2006, Sinopec Sales & Industrial Company was transferred to Asset Management Company which is wholly owned by Sinopec Group Company. Sinopec Sales & Industrial Company has a registered capital of RMB 560 million.  The principal business of Sinopec Sales & Industrial Company include:

•	selling lubricating oil, paraffin, solvent oil, liquefied oil gas, natural gas and other petrochemical products;

•	leasing properties; and

•	provision of consultancy services in relation to the above business.

5.	Target Companies

The Target Companies are either subsidiaries wholly owned or controlled by Sinopec Group Company.  The key financial and operation data of the Five Oil Refinery Enterprises as at 30 September 2007 are as follows:

Financial Data

As at 30 September 2007
(RMB)
Total Assets	8,472.92 million
Total Liabilities	6,346.54 million
Net Assets	2,126.38 million
Net Profits	232.76 million (for the nine months ended 30 September 2007)

Production and Operation

As at 30 September 2007
(RMB)
Annual Integrated Processing Capability	8 million tonnes
Crude Oil	4.2773 million tonnes
Production Volume (gasoline, kerosene and diesel)	2.6582 million tonnes

IV	Information on the Target Assets

1	General Information on the Target Assets

The Target Assets of the Acquisition include:

(i)	100% state-owned equity interest held by Sinopec Group Company in Hangzhou Oil Refinery

(ii)	100% state-owned equity interest held by Sinopec Group Company in Taizhou Petrochemical;

(iii)	100% state-owned shareholding held by Sinopec Group Company in Qingjiang Petrochemical;

(iv)	59.47% state-owned equity interest held by Sinopec Group Company in Yangzhou Petrochemical;

(v)	75% equity interests in Zhanjiang Dongxing; and

(vi)	the operation rights held by Sinopec Sales & Industrial Company for operating the Gas Stations

Beijing Zhongzheng Appraisal Co., Ltd and China United Assets Appraisal Co., Ltd, which possess the qualification for participating in securities businesses within China and are third parties independent of Sinopec Corp. and its connected persons, appraised the Target Assets and issued the respective Assets Valuation Reports in relation to the Target Assets. The Assets Valuation Reports in respect of the acquisition of the Target Companies are to be filed with the SASAC.

According to the Asset Valuation Reports, the preliminary appraisal values of the Target Assets are as follows:

			Unit: Millions RMB

	Total Assets	Total Liabilities	Net Assets

Hangzhou Oil Refinery	1,016.63	654.62	362.01
Qingjiang Petrochemical	1,409.21	739.57	669.64
Taizhou Petrochemical	667.38	72.61	594.77
Yangzhou Petrochemical	469.95	230.34	239.60

Zhanjiang Dongxing	5,934.80	4,527.74	1,407.06
Gas stations	891.27	55.68	835.59
Total	10,389.24	6,280.56	4,108.67

According to the financial statements prepared by Beijing TinWha CPAs, an audit firm which is qualified to engage in the securities businesses within China, the audited consolidated financial data of the Target Assets are as follows:

			Unit: Millions RMB

	Total Assets	Total Liabilities	Shareholders' Funds
Hangzhou Oil Refinery	828.61	591.12	237.49
Qingjiang Petrochemical	1,115.06	745.66	369.39
Taizhou Petrochemical	637.62	251.68	385.94
Yangzhou Petrochemical	350.10	230.34	119.76
Zhanjiang Dongxing	5,541.53	4,527.74	1,013.80
Gas stations	886.15	55.68	830.47
Total	9,359.07	6,402.22	2,956.85

2	Detailed Information of the Target Assets

(1)	100% State-owned equity interest in Hangzhou Oil Refinery

(a)	General Information of Hangzhou Oil Refinery

Hangzhou Oil Refinery is a state-owned company registered and established in Hangzhou City, Zhejiang Province of China, the Business License registration number of which is 3301001005241. It has a registered capital of RMB 79,680,000. Its legal representative is Mr. Xu Peihua and his address is No.48 Kang Qiao Ping Lian Road, Gongshu District of Hangzhou City.  Hangzhou Oil

Refinery is principally engaged in businesses including processing crude oil and related products (including flammable organic chemical reagent), oil and petrochemical technological consultation and oil products testing, installment and repair of oil-refinery chemical equipment.  Hangzhou Oil Refinery and its branches are also engaged in businesses including processing, provision of service, installation, maintenance and sale under the approval (Wai Jing Mao Zheng shen Han Zi No. 3432) issued by the Ministry of Commerce in 1997.

According to the Agreement on Transfer of Hangzhou Oil Refinery Plant entered into between Sinopec Group Company and the government of Hangzhou city on 30 November 2001, Hangzhou Oil Refinery Plant was transferred to Sinopec Group Company on 1 January 2001. In 2002, the State Administration for Industry and Commerce of the PRC approved that the name of Hangzhou Oil Refinery Plant was changed to "Sinopec Hangzhou Oil Refinery". Pursuant to the Notice on Transfer of 71 Enterprises of Sinopec Group Company to the Asset Management Company, the 100% equity of Hangzhou Oil Refinery was transferred to the Asset Management Company.

On 24 December 2007, pursuant to the Notice to Transfer Five Oil Refinery Enterprises to Sinopec Group Company for Nil Consideration (Zhongshihuacai(2007)No.718), the Asset Management Company transferred 100% equity of Hangzhou Oil Refinery Plant to Sinopec Group Company for nil consideration. Upon completion of such transfer, Sinopec Group Company holds 100% equity interest in Hangzhou Oil Refinery Plant.

(b)	Financial Data

According to the financial statements for the years ended 31 December 2005 and 2006, and the nine months ended on 30 September 2007 prepared by Beijing TinWha CPAs, an audit firm which is qualified to engage in the securities businesses within China, the audited key financial data of Hangzhou Oil Refinery are as follows:

Consolidated Balance Sheet

		Unit: Millions RMB

	As at 30 September 2007	As at 31 December 2006	As at 31 December 2005
Total assets	828.61	780.52	877.73
Total current liabilities	586.10	589.48	501.07
Total non-current liabilities	5.02	0.15	2.39
Total liabilities	591.12	589.63	503.46
Shareholders' funds of parent company	174.29	118.28	300.26
Minority interests	63.20	72.60	74.01
Shareholders' funds	237.49	190.88	374.27
Total liabilities and shareholders' funds	828.61	780.52	877.73

Consolidated Income Statement

		Unit: Millions RMB

Item	For the nine months ended 30 September 2007	For the year ended 31 December 2006	For the year ended 31 December 2005
Income	2,438.98	3,717.62	2,369.50
Profit before tax	-52.45	-166.71	-75.96
Net profit	14.69	-167.23	-76.92
Minority interest	-7.62	-0.71	0.82
Net profit attributable to equity shareholders of Parent Company	22.31	-166.52	-77.74
Net profit after tax and extraordinary items	23.45	-165.05	-75.14

Based on the Asset Valuation Report on Transfer of Equity Interests in Five Oil Refinery Enterprises (Hangzhou Oil Refinery) (No.792 [2007]) issued by China United Assets Appraisal Co., Ltd by adopting the cost valuation method, the preliminary appraisal values of Hangzhou Oil Refinery as at 30 September 2007 are as follows:

				Unit: Millions RMB

	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Increment/ Decease (%)
Fixed assets	305.75	305.75	478.03	172.28	56.35
Total assets	833.93	833.93	1,016.63	182.69	21.91
Total liabilities	659.64	659.64	654.62	-5.02	-0.76
Net assets	174.29	174.29	362.01	187.71	107.70

The assessed value of the 100% equity in Hangzhou Oil Refinery to be acquired was RMB 362.01 million (approximately HK$383.73 million).

(2)	100% Shareholdings in Qingjiang Petrochemical

(a)	General Information of Qingjiang Petrochemical

Qingjiang Petrochemical is a solely state-owned enterprise registered and established in Huai'an City, Jiangsu Province of China, the Business License of Qingjiang Petrochemical with registration number 3208001100935 was issued by the State Administration for Industry and Commerce of Huai'an City, Jiangsu Province. It has a registered capital of RMB 140,040,000. It is a company with limited liabilities (a solely state-owned enterprise). The legal representative is Wang Ling and his address is No.22 Huagong Road, Huai'an City.

The business scope of Qingjiang Petrochemical include: refining fuel oil and raw material; refining liquefied gas, solvent oil, lubricants, paraffin products and detergents; the production of olefins, alkanes, aromatics and other derivatives, aldehydes, amines, alcohols and other derivatives, stimulants/active agents, printing and dying additives, fiber reeling using a finish, creating resin and plastic products, hydrogen, oxygen for sale (the operation of the above is dependent on obtaining a permission statement); instrument/meter, electrical installation; ordinary cargo vessels, traveling down the middle and lower reaches of Yangtze

River and tributaries and crossing provinces, oil tankers (effective till 31 October 2008); exporting Sinopec Corp.'s products and related skills, importing auxiliary materials and machinery necessary for production and research (if special approval is required, operation can only commence after it has obtained the special approval.)

In June 1999, after obtaining of an approval from the former State Economic and Trade Commission and Sinopec Group Company, Qing Jiang Petrochemical was transferred to Sinopec Group Company with nil consideration. In November 1999, its name was changed to "Sinopec Qingjiang Petrochemical Company Limited" after obtaining an approval ([1999] No.641) from Sinopec Group Company, and it became a wholly-owned subsidiary of Sinopec Group Company. In early 2006, it was transferred to the Asset Management Company.

On 24 December 2007, pursuant to the Notice on Transfer Five Oil Refinery Enterprises to Sinopec Group Company for Nil Consideration (Zhongshihuacai(2007)No.718), the Asset Management Company transferred 100% equity in Qingjiang Petrochemical to Sinopec Group Company for nil consideration. Upon completion, Sinopec Group Company holds 100% equity of Qingjiang Petrochemical.
.
(b)	Financial Data

According to the financial statements for the years ended 31 December 2005 and 2006, and the nine months ended on 30 September 2007 prepared by Beijing Tin Wha CPAs, an audit firm which is qualified to engage in the securities businesses within China, the audited key financial data of Qingjiang Petrochemical are as follows:

Consolidated Balance Sheet

		Unit: Millions RMB

	As at 30 September 2007	As at 31 December 2006	As at 31 December 2005
Total assets	1,115.06	1,205.11	1,038.73
Total current liabilities	697.05	821.28	639.79
Total non-current liabilities	48.61	48.14	42.90
Total liabilities	745.66	869.42	682.68
Shareholders' funds of parent company	369.39	335.68	356.05
Minority interests	-	-	-
Shareholders' funds	369.39	335.68	356.05
Total liabilities and shareholders' funds	1,115.06	1,205.11	1,038.73

Consolidated Income Statement

		Unit: Millions RMB

	For the nine months ended 30 September 2007	For the year ended 31 December 2006	For the year ended 31 December 2005
Income	2,893.48	3,752.97	3,372.35
Profit before tax	103.99	-16.03	80.35
Net profit	78.78	-11.31	56.75
Minority interest	-	-	-
Net profit attributable to equity shareholders of Parent Company	78.78	-11.31	56.75
Net profit after tax and extraordinary items	80.57	-8.82	18.69

Based on the Asset Valuation Report on Transfer of Equity Interests in Five Oil Refinery Enterprises (Qingjiang Petrochemical) (No.789 [2007]) issued by China United Assets Appraisal Co., Ltd by adopting the cost valuation method, the preliminary appraisal values of Qingjiang Petrochemical as at 30 September 2007 are as follows:

				Unit: Millions RMB

	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Increment/ Decease (%)
Fixed assets	555.51	555.51	679.69	124.18	22.35
Total assets	1,108.97	1,108.97	1,409.21	300.24	27.07
Total liabilities	739.57	739.57	739.57	-	-
Net assets	369.39	369.39	669.64	300.24	81.28

The assessed value of the 100% state-owned equity in Qingjiang Petrochemical to be acquired was RMB 669.64 million (approximately HK$709.82 million).

(3)	100% State-owned Equity in Taizhou Petrochemical

(a)	General Information of Taizhou Petrochemical

Taizhou Petrochemical is a state-owned enterprise registered and established in Taizhou City, Jiangsu Province of China. Its registration number of the Business License is 3212001100165. It has registered capital of RMB 82,003,700. Taizhou Petrochemical is a state-owned enterprise and its legal representative is Zhang Jinhua and his address is No.36 North Jiangzhou Road, Taizhou City.

The business scope of Taizhou Petrochemicalis: Refine and sell petroleum [-18C ≤Flash point≥23C], Naphtha, LPG [liquid form], 2-butanone (methyl-ethyl-ketone), methyl-tert-butyl, 2-methly-2-propanol (tert-butyl), 2-butanol (sec-butyl alcohol), cyclohexane, propylene, kerosene, diesel, paraffin, fuel oil, solvent oil >65C, lubricants, mining candle, acting for ordinary delivery and railway delivery.

On 11 November 1999, Jiang Su Provincial Government approved the transfer of Taizhou Petrochemical Plant (泰州石油化工總廠) to China New Star Petroleum Company (中國新星石油公司) for nil consideration. Taizhou

Petrochemical was merged by Sinopec Group Company together with China New Star Petroleum Company on 30 March 2000.

On 24 December 2007, pursuant to the Notice to Transfer Five Oil Refinery Enterprises to Sinopec Group Company for Nil Consideration (Zhongshihuacai(2007)No.718), the Asset Management Company transferred 100% equity interest in Taizhou Petrochemical to Sinopec Group Company for nil consideration. Upon completion, Sinopec Group Company holds 100% equity of Taizhou Petrochemical.

(b)	Financial Data

According to the financial statements of the years ended 2005 and 2006, and the nine months ended on 30 September 2007 prepared by Beijing TinWha CPAs, an audit firm which is qualified to engage in the securities businesses within China, the audited key financial data of Taizhou Petrochemical are as follows:

Consolidated Balance Sheet

			Unit: Millions RMB

	As at 30 September 2007	As at 31 December 2006	As at 31 December 2005

Total assets	637.62	737.35	700.00
Total current liabilities	226.87	338.30	339.77
Total non-current liabilities	24.81	16.90	-
Total liabilities	251.68	355.20	339.77
Shareholders' funds of parent company	385.94	351.71	267.51
Minority interests	-	30.44	92.72
Shareholders' funds	385.94	382.15	360.23
Total liabilities and shareholders' funds	637.62	737.35	700.00

Consolidated Income Statement

		Unit: Millions RMB

	For the nine months ended 30 September 2007	For the year ended 31 December 2006	For the year ended 31 December 2005
Income	1,176.00	1,788.91	1,422.33
Profit before tax	39.53	19.54	19.22
Net profit	38.81	12.19	17.48
Minority interest	-	-9.29	3.03
Net profit attributable to equity shareholders of Parent Company	38.81	21.48	14.46
Net profit after tax & extraordinary items	15.45	3.81	-8.24

Based on the Asset Valuation Report on Equity Transfer of Five Oil Refinery Enterprises (Taizhou Petrochemical) (No. 790 [2007]) issued by China United Assets Appraisal Co., Ltd by adopting the cost valuation method, the preliminary appraisal values of Taizhou Petrochemical as at 30 September 2007 are as follows:

				Unit: Millions RMB

	Book Value	Book Value after Adjustment	The Appraised Value	The Increment/Decrease Amount	The Rate of Increment %
Fixed assets	12.41	12.41	145.17	132.76	1,069.78
Total assets	474.55	474.55	667.38	192.83	40.63
Total liabilities	88.61	88.61	72.61	-16.00	-18.06
Net assets	385.94	385.94	594.77	208.83	54.11

The assessed value of the 100% equity in Taizhou Petrochemical to be acquired this time was RMB 594.77 million (approximately HK$630.46 million).

(4)	59.47% equity interest in Yangzhou Petrochemical

(a)	General Information on Yangzhou Petrochemical

Yangzhou Petrochemical is a collectively-owned enterprise registered and established in Jiangdu County, Yangzhou City, Jiangsu Province of China, the registration number of its Business License is 3210881100155. It has a registered capital of RMB 51,800,000. The legal representative is Liu Zilong and his address is No.156 Jianghuai Road, Jiangdu County, Yangzhou City.

The business scope of Yangzhou Petrochemical is: processing of oil, refined oil, manufacturing and processing of petrochemical products, chemical products (not including dangerous chemicals), special oil products, chemical fiber; being engaged in exporting products manufactured by Sinopec Corp. itself and related technologies as well as importing auxiliary materials, apparatus and instruments, mechanical equipments, spare parts and technologies necessary for the production and scientific research of Sinopec Corp. (apart from those products and technologies prohibited from dealing in by any company and those prohibited from importing and exporting by the country); processing products with imported materials and processing products with materials or according to the samples supplied by the clients.

According to the documents (Cai [2006] No. 301 and Cai [2006] No. 138) issued by Sinopec Group Company and a document ([2006] No. 32) issued by the Asset Management Company, 59% capital contribution (amounted to RMB84,684,985.32) in Yangzhou Petrochemical held by Jiangsu Petroleum Exploration Bureau were transferred to the Asset Management Company from the date of 31 December 2005.

On 24 December 2007, pursuant to the Notice to Transfer Five Oil Refinery Enterprises to Sinopec Group Company for Nil Consideration (Zhongshihuacai(2007)No.718), the Asset Management Company transferred 59.47% equity of Yangzhou Petrochemical to Sinopec Group Company for nil consideration. Upon completion, Sinopec Group Company holds 59.47% equity of Yangzhou Petrochemical.

(b)	Financial Data

According to the financial statements of the years ended 31 December 2005 and 2006, and the nine months ended on 30 September 2007 prepared by Beijing TinWha CPAs, an audit firm which is qualified to engage in the securities businesses within China, the audited key financial data of Yangzhou Petrochemical are as follows:

Balance Sheet

		Unit: Millions RMB

	As at 30 September 2007	As at 31 December 2006	As at 31 December 2005
Total assets	350.10	374.25	329.63
Total current liabilities	229.40	265.68	186.09
Total non-current liabilities	0.94	-	-
Total liabilities	230.34	265.68	186.09
Shareholders' funds of parent company	119.76	108.57	143.53
Minority interests	-	-	-
Shareholders' funds	119.76	108.57	143.53
Total liabilities and shareholders' funds	350.10	374.25	329.63

Income Statement

		Unit: Millions RMB

Item	For the nine months ended 30 September 2007	For the year ended 31 December 2006	For the year ended 31 December 2005
Income	1,030.19	1,203.64	1,094.41
Profit before tax	4.08	-34.96	6.30

Net profit	11.19	-34.96	4.22
Minority interest	-	-	-
Net profit attributable to equity shareholders of Parent Company	11.19	-34.96	4.22
Net profit after tax & extraordinary items	15.73	-33.74	-10.21

Based on the Asset Valuation Report on Equity Transfer of Five Oil Refinery Enterprises (Yangzhou Petrochemical) (No. 791 [2007]) issued by China United Assets Appraisal Co., Ltd by adopting the cost valuation method, the preliminary appraisal values of Yangzhou Petrochemical as at 30 September 2007 are as follows:

				Unit: Millions RMB

	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Increment/ Decrease (%)
Fixed assets	198.39	198.39	313.89	115.50	58.22
Total assets	350.10	350.10	469.95	119.84	34.23
Total liabilities	230.34	230.34	230.34	-	-
Net assets	119.76	119.76	239.60	119.84	100.07

The assessed value of the 59.47% equity in Yangzhou Petrochemical to be acquired this time was RMB 142.49 million (approximately HK$151.04 million).

(5)	75% Equity Interests in Zhanjiang Dongxing

(a)	General Information of Zhanjiang Dongxing

Zhanjiang Dongxing is a Sino-foreign Joint Venture enterprise established in Zhanjiang City, Guangdong Province of China, the registration number of its Business License is 440800400000252. It has a registered capital of RMB 17,000,000 and it is an enterprise with limited liabilities. The legal representative of Zhanjiang Dongxing is Chen Xiaowen and his address is No.15 Huguang Road, Zhanjiang City.

Maoming Petrochemical, the Chinese partner of Zhanjiang Dongxing, is entitled to 20% of the annual profit sharing of Zhanjiang Dongxing whilst Yuewon International, the foreign investor of Zhanjiang Dongxing, is entitled to 80% of the annual profit sharing of Zhanjiang Dongxing.

On 24 December 2007, pursuant to the "Notice to Transfer Five Oil Refinery Enterprises to Sinopec Group Company for Nil Consideration" (Zhongshihuacai(2007)No.718), Sinopec Century Bright transferred its 75% equity in Zhanjiang Dongxing to Sinopec Group Company. Upon completion, Sinopec Group Company holds 75% equity of Zhanjiang Dongxing.

(b)	Financial Data of Zhanjiang Dongxing

Balance Sheet

		Unit: Millions RMB

	As at 30 September 2007	As at 31 December 2006	As at 31 December 2005
Total assets	5,541.53	5,019.28	5,631.37
Total current liabilities	4,513.38	4,091.29	3,554.25
Total non-current liabilities	14.35	3.48	1,003.48
Total liabilities	4,527.74	4,094.77	4,557.73
Shareholders' funds of parent company	1,013.80	924.50	1,073.64
Minority interests	-	-	-
Shareholders' funds	1,013.80	924.50	1,073.64
Total liabilities and shareholders' funds	5,541.53	5,019.28	5,631.37

Income Statement

		Unit: Millions RMB

Item	For the nine months ended 30 September 2007	For the year ended 31 December 2006	For the year ended 31 December 2005
Income	8,759.20	11,624.24	8,435.47
Profit before tax	98.75	-173.51	-120.59
Net profit	89.29	-153.46	-111.20
Minority Interest	-	-	-
Net profit attributable to equity shareholders of Parent Company	89.29	-153.46	-111.20
Net profit after tax and extraordinary items	65.69	-271.75	-295.86

Based on the Asset Valuation Report on Equity Transfer of Five Oil Refinery Enterprises (Zhangjiang Dongxing) (No. 143-2 [2007]) issued by Beijing Zhongzheng Appraisal Co., Ltd by adopting the cost valuation method, the preliminary appraisal values of the interest in Zhangjiang Dongxing as at 30 September 2007 are as follows:

				Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	The Appraised Value	The Increment/Decrease Amount	The Rate of Increment %
Fixed assets	1,694.58	1,694.58	1,997.94	303.36	17.90
Total assets	5,541.53	5,541.53	5,934.80	393.26	7.10
Total liabilities	4,527.74	4,527.74	4,527.74	-	-
Net assets	1,013.80	1,013.80	1,407.06	393.26	38.79

The assessed value of the equity interests in Zhanjiang Dongxing to be acquired was assessed to be RMB1,055.30 million (approximately HK$1,118.62 million) .

(6)	Gas stations

(a)	General Information of the Gas Stations

Sinopec Sales & Industrial Company has the operation rights for operating 10 highway service centers, 49 highway service centers and gas stations and 4 gas stations situated at the exits and entries of highways located at Hebei and Henan provinces.

(b)	Financial Data of the Gas Stations

Balance Sheet (audited)

		Unit: Milions RMB

	As at 30 September 2007	As at 31 December 2006	As at 31 December 2005
Total assets	886.15	883.74	527.21
Total current liabilities	55.68	72.68	28.23
Total non-current liabilities	-	-	-
Total liabilities	55.68	72.68	28.23
Shareholders' funds of parent company	830.47	811.06	498.98
Minority interests	-	-	-
Shareholders' funds	830.47	811.06	498.98
Total liabilities and shareholders' funds	886.15	883.74	527.21

Income Statement (unaudited)

		Unit: Millions RMB

Item	For the nine months ended 30 September 2007	For the year ended 31 December 2006	For the year ended 31 December 2005
Income	80.34	57.54	16.30
Profit before tax	-2.64	-0.42	0.38
Net profit	-2.64	-0.42	0.26
Minority interest	-	-	-
Net Profit attributable to equity shareholders of Parent Company	-2.64	-0.42	0.26

Based on the Asset Valuation Reports for Transfer of Certain Assets including Gas Stations from Sinopec Sales & Industrial Company (No. 793 [2007]) issued by China United Assets Appraisal Co., Ltd by adopting the cost valuation method, the preliminary appraisal values of the Gas Stations as at 30 September 2007 are as follows:

				Unit: Millions RMB

	Book Value	Book Value after Adjustment	The Appraised Value	The Increment/Decrease Amount	The Rate of Increment %
Current assets	508.09	508.09	508.09	-	-
Non-current assets	378.07	378.07	383.18	5.12	1.35
Total assets	886.15	886.15	891.27	5.12	0.58
Total liabilities	55.68	55.68	55.68	-	-
Net assets	830.47	830.47	835.59	5.12	0.62

The assessed value of the operation rights in the Gas Stations to be acquired was assessed to be RMB 835.59 million (approximately HK$885.73 million).

V	THE MATERIAL TERMS OF THE CONNECTED TRANSACTION AGREEMENTS

1.	The Equity Transfer Agreements entered into between Sinopec Corp. and Sinopec Group Company:

(i)	Date:

28 December 2007

(ii)	Parties to the Agreements:

Sinopec Corp. (as purchaser)

Sinopec Group Company (as vendor)

(iii)	Pricing Policy and Consideration

The consideration of the Acquisition was determined by reference to the appraisal result concluded from the Assets Valuation Reports which is to be filed with SASAC. The consideration for the acquisition was negotiated and determined by the parties on the arm’s length basis based on the potential profit capability of the Target Assets, the quality of the Target Assets, the potential development of the Target Assets and the industry it belongs to and some other factors.

Sinopec Corp. will use its own internal resources to pay for the consideration of RMB 1,559.80 million (approximately HK$1,653.39 million).

Any profits or losses incurred in connection with the Target Assets during the period from the Valuation Date to the Date of Completion shall belong to or be borne by (as the case may be) Sinopec Group Company whilst any profits or losses incurred in connection with the Target Assets after the Date of Completion will belong to or be borne by Sinopec Corp..

(iv)	Method of Payment

Sinopec Corp. and Sinopec Group Company agree that Sinopec Corp. shall make a one-off payment in full of the consideration pursuant to the three Equity Transfer Agreements to Sinopec Group Company within 20 working days after the Date of Completion.

(v)	Completion

Sinopec Corp. and Sinopec Group Company agree that the Date of Completion is 31 December 2007 or some other date as agreed by both parties in writing. Sinopec Group Company shall deliver the documents relating to its equity interests in Hangzhou Oil Refinery, Yangzhou Petrochemical, and Zhanjiang Dongxing, including the relevant approvals, financial statements, lists of assets, personnel information and other legal documents such as agreements or information that reflect the status of the equity interest in Hangzhou Oil Refinery, Yangzhou Petrochemical, and Zhanjiang Dongxing, to Sinopec Corp. on the Date of Completion. Sinopec Group Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any misrepresentation or omission therein.

(vi)	Undertaking by Sinopec Group Company

Sinopec Group Company represents, warrants and undertakes to Sinopec Corp. that, Sinopec Group Company shall be responsible to compensate Sinopec Corp. if Sinopec Corp. suffers any loss due to legal defects in the business, operation, industrial & commerce registration, employer's liability, land use rights of the Target Companies which incurred prior to the Date of Completion, or due to litigation, disputes, claims, penalty imposed by the authorities in relation to the Target Assets which incurred prior to the Date of Completion.

(vii)	Other Key Terms of the Equity Transfer Agreements

(a)	Conditions of the Equity Transfer Agreements Coming into Effect:

•	The agreements having been executed by the legal representatives or other authorized representatives of both parties.

•	Each party completing its internal approval procedures for execution of the Equity Transfer Agreements and obtaining all the relevant written approval documents; and

•	Obtaining approval by relevant commercial authorities in relation to the transfer of equity interest in Zhanjiang Dongxing pursuant to the joint venture agreement.

(b)	Condition Precedents for Completion of Acquisition of the Target Companies:

The acquisition of the Target Companies will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

(a)	Equity Transfer Agreement become effective;

(b)	Sinopec Corp. is satisfied with the results of due diligence investigation in aspects of law, finance and business; The Assets Valuation Reports of Target assets has been filed with the SASAC;

(c)	The share reforms of Yangzhou Petrochemical and Hangzhou Oil Refinery have been approved by relevant authorities;

(d)	The Appraisal Reports in respect of the Target Companies have been filed with the SASAC;

(e)	The approval of the SASAC concerning the grant of exemption from performing the procedures for the public trading of the property rights has been obtained;

(f)	The approval of the SASAC in respect of the acquisition of the Target Companies has been obtained;

(g)
Sinopec Group Company has obtained the written consent of other shareholders of Yangzhou Petrochemical and Zhanjiang Dongxing waiving their pre-emptive rights to purchase Yangzhou Petrochemical's shares;

(h)	There was no breach occurred under the Equity Transfer Agreement or no evidence was found to prove any breach under the Equity Transfer Agreement would occur;

(i)	No material adverse changes occurred in terms of the assets, financial status, business operation and prospects of the Target Companies involved in this Acquisition prior to the Date of Completion.

(j)	Other conditions as agreed.

2.	The Equity Transfer Agreements entered into between Sinopec Yangzi Petrochemical and Sinopec Group Company:

(i)	Date:

28 December 2007

(ii)	Parties to the Agreements:

Sinopec Yangzi Petrochemical (as purchaser)

Sinopec Group Company (as vendor)

(iii) Pricing Policy and Consideration

The consideration of the Acquisition was determined by reference to the appraisal result concluded from the Assets Valuation Reports which is to be filed with SASAC. The consideration for the acquisition was negotiated and determined by the parties on the arm’s length basis based on the potential profit capability of the Target Assets, the quality of the Target Assets, the potential development of the Target Assets and the industry it belongs to and some other factors.

Sinopec Yangzi Petrochemical will use its own internal resources to pay for the consideration of RMB 1,264.41 million (approximately HK$1,340.27 million).

Any profits or losses incurred in connection with the Target Assets during the period from the Valuation Date to the Date of Completion shall belong to or be borne by (as the case may be) Sinopec Group Company whilst any profits or losses incurred in connection with the Target Assets after the Date of Completion will belong to or be borne by Sinopec Yangzi Petrochemical.

(iv)	Method of Payment

Sinopec Yangzi Petrochemical and Sinopec Group Company agree that Sinopec Yangzi Petrochemical shall make a one-off payment in full of the consideration pursuant to the two Equity Transfer Agreements to Sinopec Group Company within 20 working days after the Date of Completion.

(v)	Completion

Sinopec Yangzi Petrochemical and Sinopec Group Company agree that the Date of Completion is 31 December 2007 or some other date as agreed by both parties in writing. Sinopec Group Company shall deliver the documents relating to its equity interest in Taizhou Petrochemical and Qingjiang Petrochemical, including the relevant approvals, financial statements, lists of assets, personnel information and other legal documents such as agreements or information that reflect the status of the equity interest in Taizhou Petrochemical and Qingjiang Petrochemical, to Sinopec Yangzi Petrochemical. on the Date of Completion. Sinopec Group Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any misrepresentation or omission therein.

(vi)	Undertaking by Sinopec Group Company

Sinopec Group Company represents, warrants and undertakes to Sinopec Yangzi Petrochemical that, Sinopec Group Company shall be responsible to compensate Sinopec Yangzi Petrochemical. if Sinopec Yangzi Petrochemical suffers any loss due to legal defects in the business, operation, industrial & commerce registration, employer's liability, land use rights of the Target Companies which incurred prior to the Date of Completion, or due to litigation, disputes, claims, penalty imposed by the authorities in relation to the Target Assets which incurred prior to the Date of Completion.

(vii)	Other Key Terms of the Equity Transfer Agreements

(a)	Conditions of the Equity Transfer Agreements Coming into Effect:

•	The agreements having been executed by the legal representatives or other authorized representatives of both parties.

•	Each party completing its internal approval procedures for execution of the Equity Transfer Agreements and obtaining all the relevant written approval documents; and

•	Obtaining approval by relevant commercial authorities in relation to the transfer of equity interest in Zhanjiang Dongxing pursuant to the joint venture agreement.

(b)	Condition Precedents for Completion of Acquisition of the TargetCompanies:

The acquisition of the Target Companies will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

a.	Equity Transfer Agreement become effective;

b.	Sinopec Yangzi Petrochemical is satisfied with the results of due diligence investigation in aspects of law, finance and business;

c.	The share reform of Taizhou Petrochemical has been approved by relevant authorities;

d.	The Assets Valuation Reports of Target assets has been filed with the SASAC;

e.	The approval of the SASAC concerning the grant of exemption from performing the procedures for the public trading of the property rights has been obtained;

f.	The approval of the SASAC has been obtained;

g.	There was no breach occurred under the Equity Transfer Agreement or no evidence was found to prove any breach under the Equity Transfer Agreement would occur;

h.	No material adverse changes occurred in terms of the assets, financial status, business operation and prospects of the Target Companies involved in this Acquisition prior to the Date of Completion.

i.	Other conditions as agreed.

3.	Agreement on Transfer of Operation Rights

(i)	Date:

28 December 2007

(ii)	Parties to the Agreement on Transfer of Operation Right:

Sinopec Corp. (as purchaser)

Sinopec Sales & Industrial Company (as vendor)

(iii)	Pricing Policy and Consideration

The consideration of the acquisition was determined by reference to the appraisal result concluded from the Assets Valuation Reports. The consideration for the acquisition was negotiated and determined by the parties on the arm’s length basis.

Sinopec Corp. will use its own internal resources to pay for the consideration of approximately RMB835.59 million (approximately HK$885.73 million).

(iv)	Method of Payment

Sinopec Corp. and Sinopec Sales & Industrial Company agreed that Sinopec Corp. shall make payment in full of the consideration pursuant to Agreement on Transfer of Operation Rights to Sinopec Sales & Industrial Company within 20 working days after the Date of Completion.

(v)	Date of Completion

Sinopec Corp. and Sinopec Sales & Industrial Company agreed that the Date of Completion is 31 December 2007 or any other date as agreed by both parties in writing.

(vi)	Undertaking by Sinopec Sales & Industrial Company

Sinopec Sales & Industrial Company undertakes to Sinopec Corp. that, upon payment of consideration of transfer of operation rights by Sinopec Corp., Sinopec Sales & Industrial Company shall be responsible to compensate Sinopec Corp. the amount of consideration paid by Sinopec Corp., if Sinopec Corp. loses operation rights in part or in whole due to defect in the operation rights owned by Sinopec Sales & Industrial Company.

(vii)	Condition Precedents for the Agreement on Transfer of OperationRights Coming into Effect:

•	The agreements having been executed by the legal representatives or other authorized representatives of both parties.

•	Each party completing its internal approval procedures for the transfer of the Target Assets and obtaining all the relevant written approval documents.

VI	REASONS FOR THE ACQUSITION AND THE EFFECT OF THEACQUISITION ON SINOPEC

The Five Oil Refinery Enterprises, with total refining capacity of 8 million tonnes per year, have accumulated abundant experiences in the industry of crude oil procession and petroleum chemical production over the past decades. The acquisition of the Gas Stations will optimise the distribution system of petroleum products, facilitate the expansion of Sinopec Corp.'s refined oil retail network and enhance its refined oil sales capability.

Through the Acquisition, Sinopec Corp. will further characterise its principal businesses, expand its production scale, and improve the competitiveness in its core business and its sustainable development capability.

Through the Acquisition, Sinopec Corp. will be able to reduce the number of connected transactions with its parent company.

Through the Acquisition, the synergy of production, operation, management and sales between Sinopec Corp. and the Target Companies will be achieved.

VII	OTHER ARRANGEMENTS IN RELATION TO THIS ACQUISITION

In respect of the arrangement of personnel involved in the Acquisition, both parties confirm that the labor relationship and the social insurance relationship (including but not limited to the pension and the medical insurance) of all of the registered employees (including the management and ordinary staff) involved in the Target Assets of this Acquisition shall be taken over by Sinopec Corp.

XIII．	OPINION OF THE INDEPENDENT DIRECTORS

The independent directors of Sinopec Corp. are of the view that the Acquisition was conducted on normal commercial terms in the ordinary course of business of Sinopec Corp., the consideration for the Acquisition and other terms of the Acquisition Agreements are fair and reasonable to Sinopec Corp. and the shareholders of Sinopec Corp., At the time when the Board resolved the relevant matters, the connected directors had abstained from voting, the voting procedures complied with the relevant domestic and overseas laws, regulations and regulatory documents and the Articles of Association of Sinopec.

IX	LIST OF DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal working hours at the legal address of Sinopec Corp. from the date of this announcement:

(a)	the resolutions of the 18th meeting of the third session of the Board of Sinopec Corp. (including the opinion of independent non-executive directors ;

(b)	the Equity Transfer Agreements entered into between Sinopec Corp. and Sinopec Group Company;

(c)	the Equity Transfer Agreements entered into between Sinopec Yangzi Petrochemical and Sinopec Group Company;

(d) the Agreement on Transfer of Operation Rights entered into by Sinopec Corp. and Sinopec Sales & Industrial Company;

(e)	the Audited Report of Target Assets（6 copies）; and

(f)	the Valuation Report of Target assets（6 copies）.

X	DEFINITIONS

Names	Definitions
Acquisition
the proposed acquisition of the Target Assets by Sinopec Corp. and Sinopec Yangzi Petrochemical from Sinopec Group Company and its subsidiaries pursuant to the Equity Transfer Agreements and the Agreement on Transfer of Operation rights

Agreement on Transfer of Operation Rights
the agreement entered into by Sinopec Corp. and Sinopec Sales & Industrial Company, a subsidiary of Sinopec Group Company, in respect of the transfer of the operation rights owned by Sinopec Sales & Industrial Company for operating the Gas Stations

Asset Management Company	Sinopec Asset Management Company (中國石化集團資產經營管理有限公司)
Asset Valuation Report(s)	the valuation report(s) issued by the Beijing Zhongzheng Appraisal Co., Ltd and China United Appraisal Co., Ltd, entities possessing the qualification for engaging in the securities business within China, based on its appraisal of the Target Assets as at the Valuation Date
Board	the board of directors of Sinopec Corp.
Business Days	any date excluding any Saturday, Sunday or any date when a bank in China shall suspend or is authorised to suspend its business operation pursuant to the applicable laws.
Date of Completion	31 December 2007 or some other date as agreed in writing by the parties to the agreements
Directors	the directors of Sinopec Corp.
Equity Transfer Agreements
The three equity transfer agreements to be entered into between Sinopec Corp. and Sinopec Group Company and the two equity transfer agreements to be entered into between Sinopec Yangzi Petrochemical and Sinopec Group Company in respect of the acquisition of the Target Companies, respectively dated 28 December 2007

Gas Stations
The operation rights for operating 63 gas stations and service centers (including 10 highway service centers, 49 highway service centers and gas stations and 4 gas stations), which are located in Henan and Hebei provinces, will be transferred by Sinopec Sales & Industrial Company to Sinopec Corp. according to the Agreement on Transfer of Operation Rights. Sinopec Sales & Industrial Company entered into operation right transfer agreements with the owners of the gas stations in 2005 and 2006.

Hangzhou Oil Refinery	Sinopec Hangzhou Oil Refinery Plant (中國石化集團杭州煉油廠)
HK$
Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the People's Republic China. For the purpose of this announcement, translation of HK$ into RMB is HK$ 1.06 equivalent to approximately RMB1.00, No compensation is made that any amounts in HK$ and RMB can be or could have been converted at the above rates or any other rates at all.
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Maoming Petrochemical	Sinopec Maoming Petrochemical Company Ltd.
Payment Date	Within 20 working days after the Date of Completion
Qingjiang Petrochemical	Sinopec Qingjiang Petrochemical Company Ltd. 中國石化集團清江石油化工有限責任公司）
RMB	the lawful currency of the People's Republic of China
SASAC	State-owned Assets Supervision and Administration Commission of the State Council
Shanghai Stock Exchange	The Shanghai Stock Exchange
Sinopec Century Bright	Sinopec Century Bright Capital Investment Limited (盛駿國際投資有限公司)
Sinopec Corp.	China Petroleum & Chemical Corporation (中國石油化工股份有限公司)
Sinopec Group Company	China Petrochemical Corporation(中國石油化工集團公司)
Sinopec Sales & Industrial Company	Sinopec Sales & Industrial Company (中國石化集團銷售實業公司有限公司), a subsidiary of Sinopec Group Company
Sinopec Yangzi Petrochemical	Sinopec Yangzi Petrochemical Company Limited (中國石化揚子石化有限責任公司)，a subsidiary wholly owned by

Sinopec Corp.
Taizhou Petrochemical	Jiangsu Taizhou Petrochemical Plant（江蘇泰州石油化工總廠）
Target Assets
Assets to be acquired by Sinopec Corp. and Sinopec Yangzi Petrochemical from Sinopec Group Company under the Acquisition, including: (i)100% state-owned equity interest held by Sinopec Group Company in Hangzhou Oil Refinery; (ii) 100% state-owned equity interest held by Sinopec Group Company in Taizhou Petrochemical held by Sinopec Group Company; (iii) 100% shareholdings held by Sinopec Group Company in Qingjiang Petrochemical; (iv) 59.47% state-owned equity interest held by Sinopec Group Company in Yangzhou Petrochemical; (v) 75% equity interest held by Sinopec Group Company in Zhanjiang Dongxing; and (vi) the operation rights of Sinopec Sales & Industrial Company for operating the Gas Stations

Target Companies/ Five Oil Refinery Enterprises	Hangzhou Oil Refinery, Taizhou Petrochemical, Qingjiang Petrochemical, Zhanjiang Dongxing, and Yangzhou Petrochemical
The Hong Kong Listing Rules	The Listing Rules of Hong Kong Stock Exchange
The Shanghai Listing Rules	The Listing Rules of Shanghai Stock Exchange
Valuation Date	30 September 2007
Yangzhou Petrochemical	Yangzhou Petrochemical Plant（揚州石油化工廠）
Yuewon International	Yuewon International Limited (香港裕望國際有限公司)
Zhanjiang Dongxing	Zhanjiang Dongxing Petrochemical Company Ltd.（湛江東興石油企業有限公司）

For and on behalf of the Board of Directors
China Petroleum & Chemical Corporation

Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 28 December 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: January 2, 2008